Mail Stop 3561

February 20, 2009

Qinan Ji
Chief Executive Officer
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province, China

>   **Re: China Natural Gas, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed January 21, 2009**
>   **File No. 000-31539**

Dear Mr. Ji:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please supplementally advise us as to how you obtained stockholder approval, with a view towards explaining how you solicited the requisite consents and, considering it does not appear that you have filed a Schedule 14A with respect to your solicitation of these consents, why not. Specifically, tell us who these stockholders are and what their relationship is to the company.

Stock Ownership, page 7

2.   Please furnish the beneficial ownership information required by Item 403 of Regulation
        S-K. See Item 1 of Schedule 14C and Item 6(d) of Schedule 14A. In this regard, it
        appears that you have neither included the directors who were elected in August 2008 nor
        your chief financial officer and any other named executive officers. Also, you should
        identify the persons who have beneficial control of the entities identified in the table. See
        Rule 13d-3 under the Securities Exchange Act of 1934.

3.   In note three to the beneficial ownership table, you state that the ownership of the shares
        held by Xi'an Sunway Technology & Industry Co., Ltd. is subject to dispute. Please
        clarify the nature of the dispute. Please provide the disclosure required by Item 103 of
        Regulation S-K and advise us why you have not provided this disclosure in your periodic
        reports on Form 10-Q or Form 10-K. We further note that Bodisen Biotech, Inc.
        disclosed in its Form 10-Q for the quarterly period ended September 30, 2008 that it held
        2,063,768 shares of your common stock. Please advise us whether Bodisen Biotech, Inc.
        continues to hold shares of your common stock. If so, please explain why they are not
        included in the beneficial ownership table. We further note a press release issued by
        Bodisen Biotech, Inc. on November 19, 2007 regarding litigation involving these
        securities. Please tell us why you have not included disclosure in your periodic reports
        regarding this litigation.

4.   On your website you disclose "In May 2006, after a full SEC review, our registration was
        declared effective. The Company's required public filings are current and in good
        standing with the SEC." See http://www.naturalgaschina.com/companyProfile/c1.html.
        As indicated in our letters to you in connection with that review, we limited our review of
        your filing to those issues we addressed in our comments. We did not conduct a full
        review of your filing. Please revise your website to remove these statements.

                                        * * * * *

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Matthew Chang, Esq.
        Crone & Rozynko
        Facsimile: (415) 955-8910